ERSTE

ERSTE GROUP BANK AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 – 50100
Fax: +43 (0)5 0100 9 –10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20100

082-05066

[redacted]

FAX-ÜBERMITTLUNG/TRANSMISSION

09045495

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.	Erste Bank Der Oesterreichischen	Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten 21 Seite(n) einschließlich dieser.
Transmission consists of 21 page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

SUPPL

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Datum/Date: **27.02.2009**

dlw 3/5

ERSTE

ERSTE GROUP

Vienna, 27 February 2009

INVESTOR INFORMATION

Erste Group: Strong increase in operating result in 2008 - Financial crisis impacts net profit

Highlights[1]**:**

- Clear improvement of **operating result**: 19.3% increase compared to 2007 to EUR 2,997 million highlights the strength and sustainability of the Group's retail business model, especially in difficult times. **General administrative expenses** increased by only 9.9% to EUR 4,001.9 million from EUR 3,642.1 million.
- **Insurance sale covers write-down of goodwill: Net profit after minorities** for 2008 reached EUR 859.6 million following the assignment of the proceeds from the sale of the insurance business (EUR 601.8 million) to the full write-down of intangibles of the Ukrainian and Serbian operations (EUR 86.8 million) and the partial write-down of goodwill in Romania (EUR 480.0 million).
- Despite a deteriorating economic environment in Central and Eastern Europe all of Erste Group's CEE subsidiaries (excluding the start–up in Ukraine) were highly profitable in 2008 and reported substantial increases in their local results. The **contribution to Group operating result from the Retail & SME segment in CEE** increased by 49.0%.
- The increase in **risk costs** to EUR 1,071.4 million is also driven by a proactive response to the deteriorating economic environment. More than half of the EUR 616.7 million increase results from increases in the Austrian savings banks segment (EUR 180 million) and the Group Large Corporate segment (EUR 150 million – including the EUR 66 million risk provisions for the exposure to defaulted Icelandic banks) both of which reported very low risk provisions in 2007.
- The very negative performance of the financial markets in December is also reflected in the negative EUR 570.5 million **total result from financial** assets for the full year 2008. This includes a write-down of EUR 221.5 million for the exposure to defaulted Icelandic banks - which has been largely written-off - as well as negative revaluations from the ABS/CDO portfolio of EUR 158.4 million. Erste Group continues to have no impairments in its ABS/CDO portfolio.
- Further strengthening of capital: **reported tier 1 ratio** reached 7.2% at YE 2008 (2007: 7.0%). Following today's signing of an agreement with the Austrian government Erste Group will issue EUR 2.7 billion of non-dilutive, non-voting, non-cumulative tier 1 capital. On a pro-forma basis tier 1 ratio based on credit risk would have been 9.8% at year end 2008.
- The management board of Erste Group will propose a dividend of EUR 0.65 per share for the year 2008 to the Annual General Meeting in May (2007: EUR 0.75).

---

[1] Results are preliminary and unaudited, according to IFRS.

Following the sale of the insurance business and of two other investments in Romania, according to the rules of IFRS 5 a new item has been introduced in the income statement (the previous "Result from insurance business" position has now been reclassified as "Post-tax profit from discontinued operations") and in the balance sheet. Two savings banks joined the Austrian Savings Banks in December 2007 and four additional savings banks in January 2008 and are therefore incorporated in the consolidated financial statement from this point in time. Investbanka a.d., Skopje, acquired by Steiermärkische Sparkasse, has been included into the Group results starting 1 October 2008. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statements since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

"Our operating as well as our net profit, clearly demonstrates the real strength of the retail banking model, even in difficult economic times. This strength is also based on the fact that, over the past ten years, we have been able to expand our customer base to more than 17 million, and thereby secure very solid revenue flows. Furthermore, we have invested in the real economy, which will continue to exist during and after the crisis", explained Andreas Treichl, CEO of Erste Group Bank AG at the presentation of the full year results for 2008. "All of our central European subsidiaries (with the exception of our Ukrainian start-up) are profitable, and even in 2008 have been able to increase their local results. As a retail bank we are much more influenced by the region's micro- than macro-economic issues, and, thanks to our extensive client base, we believe that we can better understand and manage these factors", continued Treichl, concluding: "even if, as a result of the rapidly deteriorating environment, we expect an increase in risk costs, the earnings strength of a broad-based retail bank should not be underestimated."

Earnings performance in brief

Due to the significant rise of net interest income (+24.5% to EUR 4,913.0 million) and despite the decline in trading result (-67.3% to EUR 114.7 million), operating income increased by 13.7% in 2008 to EUR 6,998.9 million. Administrative expenses increased by 9.9%, to EUR 4,001.9 million. Operating result was up by 19.3% to EUR 2,997.0 million. The cost-income ratio improved to 57.2% (full year 2007: 59.2%).

Net profit after minority interests declined by 28.6% to EUR 859.6 million. Without the write-down of intangibles in Romania, Serbia and Ukraine, net profit would have been up by 14.1% to EUR 1,340.1 million.

The cash return on equity (i.e. after the linear depreciation of the customer base), declined from 14.6% (reported value 14.1%) at the end of 2007 to 10.1% (reported value 9.6%) in 2008.

Cash earnings per share were EUR 2.89 as of 31 December 2008 (reported value EUR 2.74). The comparable figure in the previous year was EUR 3.92 (reported value EUR 3.76).

Total assets increased only slightly and reached EUR 201.4 billion as of 31 December 2008 (+0.5%), adjusting for the impact of the sale of the insurance company the increase would have been a moderate 4.7%.

The solvency ratio based on credit risk declined slightly from 10.5% to 10.1% as of 31 December 2008 as a result of the 10.7% growth in risk-weighted assets (RWA). Therefore, it continued to be comfortably above the statutory minimum requirement of 8.0%. The Tier 1 ratio, based on credit risk, amounted to 7.2% as of 31 December 2008.

Increase of tier 1 capital

Erste Group has today signed an agreement with the Republic of Austria regarding capitalisation measures originally announced in October 2008. This allows for an issue of participation capital and hybrid capital in an amount of up to EUR 2.7 billion. In line with the decision of the Extraordinary General Meeting of 2 December 2008, Erste Group will offer the participation capital (which according to § 23 Para. 4 and 5 of the Austrian Banking Act ranks pari passu with equity capital) to existing shareholders in accordance with their subscription rights as well as to retail and institutional investors. The offer is expected to run from mid to late April 2009. Since the issue of the participation certificates is in accordance with the subscription rights, there is no dilution for existing shareholders. Irrespective of market conditions, Erste Group expects to place at least EUR 400 million in the market. The terms of the agreement state that, as a result of the public placement there will be no restrictions on the dividend distribution and the interest rate for the participation capital will be 8% p.a. Depending on the take-up of subscription rights by the existing shareholders and the private placement, the Republic of Austria will

subscribe for a maximum of EUR 1.89 billion of participation capital. The participation capital is not convertible into ordinary shares. Should the capital not be repaid, the interest rate will increase by 0.5 percentage points in both the sixth and seventh years, by 0.75 percentage points in the eighth year and by one percentage point for every year after that. The interest rate is, however, restricted to a maximum of 12-month Euribor plus 10% p.a.

The overall package also allows for an issue of hybrid capital by Erste Bank Oesterreich with an interest rate of at least 8.15% p.a.

Outlook

The past months have seen a slowdown in global economic activity that is unprecedented in speed and scale. The ripple effects of these developments have clearly been felt across the world, with continuing downward revisions to both macroeconomic and company forecasts. Erste Group operates in a region that is presently regarded as being particularly vulnerable. Whereas we recognise the concems regarding the sovereign and financial services industry risk in the CEE region, we also see strong competitive advantages in our region which serve to mitigate the macroeconomic risks. Erste Group's markets benefit from substantially lower public and private sector debt ratios than most Western economies, a higher degree of labour market flexibility, investor-friendly tax regimes and ongoing EU integration. These key competitive advantages form a solid basis for continued strong profitability in the region over the medium and long term.

Based on our sustainable retail business model, our strong market position, our conservative lending policies and our strong liquidity in all local currencies, we believe we are in control not only of our cost base but also of a significant part of our earnings stream, forming the basis for a very solid operating performance. However, despite these positive factors, given the current uncertain economic outlook, we feel it is not appropriate to issue detailed short term business forecasts at this time.

Write-down of goodwill in Romania, Serbia and Ukraine

Erste Group continues to be convinced of the long-term growth opportunities, which are offered in Central and Eastem Europe. However, in view of the deterioration in global macroeconomic conditions which occurred in 2008 and its future anticipated effects on Central and Eastern Europe, management decided to adapt its short term business plans accordingly. As a result, goodwill in Serbia and Ukraine was fully written down in the amount of EUR 65.5 million and EUR 21.3 million, respectively and goodwill in Romania was partially written down in the amount of EUR 480 million.
Thus total intangible assets for BCR declined by more than EUR 1 billion to EUR 2.7 billion as at YE 2008, including the decline of goodwill and value of customer base following the sale of the insurance business (EUR 112 million), the linear depreciation of the customer base (EUR 69 million) and the effects from currency depreciation (EUR 370 million) which have no P&L impact.

Sale of the insurance division

Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe including s Versicherung in Austria to WIENER STÄDTISCHE Versicherung AG – Vienna Insurance Group - on 15 September 2008 following the approval of the responsible competition and local insurance supervision authorities. The transaction in Romania was completed – after final consent by the Romanian competition and insurance supervision authority – on 17 December 2008. As part of this transaction, Erste Group and its local subsidiaries will continue to hold 5% of the local insurance companies. The total consideration of the transaction amounted to EUR 1,145 million. The contribution to Erste Group net profit from the sale amounted to EUR 601.5 million in 2008 (before minority interests: EUR 630.8 million).

ERSTE GROUP

In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. The value of the sales agreement amounts to approx. EUR 300 million. This amount will be accrued over 15 years, in accordance with IFRS.

I. FINANCIAL PERFORMANCE IN DETAIL

In EUR million	[redacted]	2007	Change
Net interest income	[redacted]	3,945.8	24.5%
Risk provisions for loans and advances	[redacted]	-454.7	>100.0%
Net fee and commission income	[redacted]	1,857.9	6.1%
Net trading result	[redacted]	351.1	-67.3%
General administrative expenses	[redacted]	-3,642.1	9.9%
Other result	[redacted]	-165.4	na
Pre-tax profit from continuing operations	[redacted]	**1,892.6**	**-69.6%**
Post-tax profit from discontinued ops	[redacted]	28.4	>100.0%
Net profit after minorities	[redacted]	**1,174.7**	**-26.8%**

Net interest income: +24.5%

Despite slowing credit demand in the last months of 2008, net interest income increased by 24.5% compared to the previous year, from EUR 3,945.8 million to EUR 4,913.1 million. All business segments contributed to the good performance of net interest income.
The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.49% in 2007 to 2.84% in 2008. Net interest margin in Central and Eastern Europe rose from 4.1% to 4.6 % while in the Austrian business it went up from 1.6% to 1.8%.

Net fee and commission income: +6.1%

In EUR million	[redacted]	2007	Change
Lending business	[redacted]	346.3	8.4%
Payment transfers	[redacted]	742.0	15.3%
Card business	[redacted]	152.3	29.2%
Securities transactions	[redacted]	517.8	-12.8%
Investment fund transactions	[redacted]	239.8	-12.8%
Custodial fees	[redacted]	53.2	-41.5%
Brokerage	[redacted]	224.8	-6.0%
Insurance business	[redacted]	59.7	49.4%
Building society brokerage	[redacted]	38.2	11.3%
Foreign exchange transactions	[redacted]	37.2	0.0%
Investment banking business	[redacted]	27.8	-39.9%
Other	[redacted]	88.9	16.4%
Total	[redacted]	**1,857.9**	**6.1%**

Net commission income increased by 6.1%, from EUR 1,857.9 million to EUR 1,971.1 million in 2008. In particular, a significant rise was shown in payment transfers (+15.3% to EUR 855.2 million) – supported by the card business, which rose by 29.2% to EUR 196.7 million. Furthermore, lending business (+8.4% to EUR 375.5 million) and insurance business (+49% to EUR 89.2 million) contributed significantly to this positive result. As expected, the weaker stock markets and declining fund volumes led to a significant

ERSTE
ERSTE GROUP

decline of the securities business overall (-12.8% to EUR 451.3 million) – particularly in the Asset Management and fund business. Furthermore, the difficult market environment also resulted in a substantial decline of commission income in the investment banking business (-39.9% to 16.7 million).

Net trading result: -67.3%

Net trading result sharply declined by 67.3% from EUR 351.1 million in 2007 to EUR 114.7 million in 2008, mainly due to the continuously weak securities business (EUR -141.1 million in 2008 compared to EUR 102.1 million in 2007). This mainly includes valuation losses for securities in the trading book as a result of volatile markets.

General and administrative expenses: +9.9%

In EUR million	[redacted]	2007	Change
Personnel expenses	[redacted]	2,189.3	5.7%
Other administrative expenses	[redacted]	1,070.5	22.7%
Subtotal	[redacted]	3,259.8	11.3%
Depreciation and amortisation	[redacted]	382.3	-1.9%
Total	[redacted]	**3,642.1**	**9.9%**

General and administrative expenses increased by a moderate 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. Adjusted for the currency movements, the rise was 8.9%. Around two percentage points of the increase are attributable to the expansion in the scope of consolidation since October 2007 (six additional savings banks joined the cross-guarantee system (Haftungsverbund)).

Personnel expenses rose by only 5.7% (currency-adjusted 5.5%) from EUR 2,189.3 million to EUR 2,313.8 million. This was due in part to the selective expansion of the branch network, as well as to legally required and market-related salary adjustments in several CEE countries. In contrast, the decline in performance-related salaries in the 4th quarter and lower restructuring costs in Romania had a positive effect on personnel expenses.

ERSTE

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 27-FEB-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Preliminary results 2008

Absender/From		**Empfänger/To**	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
			Paul Dudek
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 21 Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message

„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP

Vienna, 27 February 2009

INVESTOR INFORMATION

Erste Group: Strong increase in operating result in 2008 - Financial crisis impacts net profit

Highlights[1]:

- Clear improvement of operating result: 19.3% increase compared to 2007 to EUR 2,997 million highlights the strength and sustainability of the Group's retail business model, especially in difficult times. **General administrative expenses** increased by only 9.9% to EUR 4,001.9 million from EUR 3,642.1 million.
- **Insurance sale covers write-down of goodwill: Net profit after minorities** for 2008 reached EUR 859.6 million following the assignment of the proceeds from the sale of the insurance business (EUR 601.8 million) to the full write-down of intangibles of the Ukrainian and Serbian operations (EUR 86.8 million) and the partial write-down of goodwill in Romania (EUR 480.0 million).
- Despite a deteriorating economic environment in Central and Eastern Europe all of Erste Group's CEE subsidiaries (excluding the start–up in Ukraine) were highly profitable in 2008 and reported substantial increases in their local results. The **contribution to Group operating result from the Retail & SME segment in CEE** increased by 49.0%.
- The increase in **risk costs** to EUR 1,071.4 million is also driven by a proactive response to the deteriorating economic environment. More than half of the EUR 616.7 million increase results from increases in the Austrian savings banks segment (EUR 180 million) and the Group Large Corporate segment (EUR 150 million – including the EUR 66 million risk provisions for the exposure to defaulted Icelandic banks) both of which reported very low risk provisions in 2007.
- The very negative performance of the financial markets in December is also reflected in the negative EUR 570.5 million **total result from financial assets** for the full year 2008. This includes a write-down of EUR 221.5 million for the exposure to defaulted Icelandic banks - which has been largely written-off - as well as negative revaluations from the ABS/CDO portfolio of EUR 158.4 million. Erste Group continues to have no impairments in its ABS/CDO portfolio.
- Further strengthening of capital: **reported tier 1 ratio** reached 7.2% at YE 2008 (2007: 7.0%). Following today's signing of an agreement with the Austrian government Erste Group will issue EUR 2.7 billion of non-dilutive, non-voting, non-cumulative tier 1 capital. On a pro-forma basis tier 1 ratio based on credit risk would have been 9.8% at year end 2008.
- The management board of Erste Group will propose a dividend of EUR 0.65 per share for the year 2008 to the Annual General Meeting in May (2007: EUR 0.75).

[1] Results are preliminary and unaudited, according to IFRS.
Following the sale of the insurance business and of two other investments in Romania, according to the rules of IFRS 5 a new item has been introduced in the income statement (the previous "Result from insurance business" position has now been reclassified as "Post-tax profit from discontinued operations") and in the balance sheet. Two savings banks joined the Austrian Savings Banks in December 2007 and four additional savings banks in January 2008 and are therefore incorporated in the consolidated financial statement from this point in time. Investbanka a.d., Skopje, acquired by Steiermärkische Sparkasse, has been included into the Group results starting 1 October 2008. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statements since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

"Our operating as well as our net profit, clearly demonstrates the real strength of the retail banking model, even in difficult economic times. This strength is also based on the fact that, over the past ten years, we have been able to expand our customer base to more than 17 million, and thereby secure very solid revenue flows. Furthermore, we have invested in the real economy, which will continue to exist during and after the crisis", explained Andreas Treichl, CEO of Erste Group Bank AG at the presentation of the full year results for 2008. "All of our central European subsidiaries (with the exception of our Ukrainian start-up) are profitable, and even in 2008 have been able to increase their local results. As a retail bank we are much more influenced by the region's micro- than macro-economic issues, and, thanks to our extensive client base, we believe that we can better understand and manage these factors", continued Treichl, concluding: "even if, as a result of the rapidly deteriorating environment, we expect an increase in risk costs, the earnings strength of a broad-based retail bank should not be underestimated."

Earnings performance in brief

Due to the significant rise of net interest income (+24.5% to EUR 4,913.0 million) and despite the decline in trading result (-67.3% to EUR 114.7 million), operating income increased by 13.7% in 2008 to EUR 6,998.9 million. Administrative expenses increased by 9.9%, to EUR 4,001.9 million. Operating result was up by 19.3% to EUR 2,997.0 million. The cost-income ratio improved to 57.2% (full year 2007: 59.2%).

Net profit after minority interests declined by 28.6% to EUR 859.6 million. Without the write-down of intangibles in Romania, Serbia and Ukraine, net profit would have been up by 14.1% to EUR 1,340.1 million.

The cash return on equity (i.e. after the linear depreciation of the customer base), declined from 14.6% (reported value 14.1%) at the end of 2007 to 10.1% (reported value 9.6%) in 2008.

Cash earnings per share were EUR 2.89 as of 31 December 2008 (reported value EUR 2.74). The comparable figure in the previous year was EUR 3.92 (reported value EUR 3.76).

Total assets increased only slightly and reached EUR 201.4 billion as of 31 December 2008 (+0.5%), adjusting for the impact of the sale of the insurance company the increase would have been a moderate 4.7%.

The solvency ratio based on credit risk declined slightly from 10.5% to 10.1% as of 31 December 2008 as a result of the 10.7% growth in risk-weighted assets (RWA). Therefore, it continued to be comfortably above the statutory minimum requirement of 8.0%. The Tier 1 ratio, based on credit risk, amounted to 7.2% as of 31 December 2008.

Increase of tier 1 capital

Erste Group has today signed an agreement with the Republic of Austria regarding capitalisation measures originally announced in October 2008. This allows for an issue of participation capital and hybrid capital in an amount of up to EUR 2.7 billion. In line with the decision of the Extraordinary General Meeting of 2 December 2008, Erste Group will offer the participation capital (which according to § 23 Para. 4 and 5 of the Austrian Banking Act ranks pari passu with equity capital) to existing shareholders in accordance with their subscription rights as well as to retail and institutional investors. The offer is expected to run from mid to late April 2009. Since the issue of the participation certificates is in accordance with the subscription rights, there is no dilution for existing shareholders. Irrespective of market conditions, Erste Group expects to place at least EUR 400 million in the market. The terms of the agreement state that, as a result of the public placement there will be no restrictions on the dividend distribution and the interest rate for the participation capital will be 8% p.a. Depending on the take-up of subscription rights by the existing shareholders and the private placement, the Republic of Austria will

subscribe for a maximum of EUR 1.89 billion of participation capital. The participation capital is not convertible into ordinary shares. Should the capital not be repaid, the interest rate will increase by 0.5 percentage points in both the sixth and seventh years, by 0.75 percentage points in the eighth year and by one percentage point for every year after that. The interest rate is, however, restricted to a maximum of 12-month Euribor plus 10% p.a.

The overall package also allows for an issue of hybrid capital by Erste Bank Oesterreich with an interest rate of at least 8.15% p.a.

Outlook

The past months have seen a slowdown in global economic activity that is unprecedented in speed and scale. The ripple effects of these developments have clearly been felt across the world, with continuing downward revisions to both macroeconomic and company forecasts. Erste Group operates in a region that is presently regarded as being particularly vulnerable. Whereas we recognise the concerns regarding the sovereign and financial services industry risk in the CEE region, we also see strong competitive advantages in our region which serve to mitigate the macroeconomic risks. Erste Group's markets benefit from substantially lower public and private sector debt ratios than most Western economies, a higher degree of labour market flexibility, investor-friendly tax regimes and ongoing EU integration. These key competitive advantages form a solid basis for continued strong profitability in the region over the medium and long term.

Based on our sustainable retail business model, our strong market position, our conservative lending policies and our strong liquidity in all local currencies, we believe we are in control not only of our cost base but also of a significant part of our earnings stream, forming the basis for a very solid operating performance. However, despite these positive factors, given the current uncertain economic outlook, we feel it is not appropriate to issue detailed short term business forecasts at this time.

Write-down of goodwill in Romania, Serbia and Ukraine

Erste Group continues to be convinced of the long-term growth opportunities, which are offered in Central and Eastern Europe. However, in view of the deterioration in global macroeconomic conditions which occurred in 2008 and its future anticipated effects on Central and Eastern Europe, management decided to adapt its short term business plans accordingly. As a result, goodwill in Serbia and Ukraine was fully written down in the amount of EUR 65.5 million and EUR 21.3 million, respectively and goodwill in Romania was partially written down in the amount of EUR 480 million.
Thus total intangible assets for BCR declined by more than EUR 1 billion to EUR 2.7 billion as at YE 2008, including the decline of goodwill and value of customer base following the sale of the insurance business (EUR 112 million), the linear depreciation of the customer base (EUR 69 million) and the effects from currency depreciation (EUR 370 million) which have no P&L impact.

Sale of the insurance division

Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe including s Versicherung in Austria to WIENER STÄDTISCHE Versicherung AG – Vienna Insurance Group - on 15 September 2008 following the approval of the responsible competition and local insurance supervision authorities. The transaction in Romania was completed – after final consent by the Romanian competition and insurance supervision authority – on 17 December 2008. As part of this transaction, Erste Group and its local subsidiaries will continue to hold 5% of the local insurance companies. The total consideration of the transaction amounted to EUR 1,145 million. The contribution to Erste Group net profit from the sale amounted to EUR 601.5 million in 2008 (before minority interests: EUR 630.8 million).

In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. The value of the sales agreement amounts to approx. EUR 300 million. This amount will be accrued over 15 years, in accordance with IFRS.

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	2008	2007	Change
Net interest income	4,913.1	3,945.8	24.5%
Risk provisions for loans and advances	-1,071.4	-454.7	>100.0%
Net fee and commission income	1,971.1	1,857.9	6.1%
Net trading result	114.7	351.1	-67.3%
General administrative expenses	-4,001.9	-3,642.1	9.9%
Other result	-1,349.4	-165.4	na
Pre-tax profit from continuing operations	**576.2**	**1,892.6**	**-69.6%**
Post-tax profit from discontinued ops	639.7	28.4	>100.0%
Net profit after minorities	**859.6**	**1,174.7**	**-26.8%**

Net interest income: +24.5%

Despite slowing credit demand in the last months of 2008, net interest income increased by 24.5% compared to the previous year, from EUR 3,945.8 million to EUR 4,913.1 million. All business segments contributed to the good performance of net interest income.
The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.49% in 2007 to 2.84% in 2008. Net interest margin in Central and Eastern Europe rose from 4.1% to 4.6 % while in the Austrian business it went up from 1.6% to 1.8%.

Net fee and commission income: +6.1%

in EUR million	2008	2007	Change
Lending business	375.5	346.3	8.4%
Payment transfers	855.2	742.0	15.3%
Card business	196.7	152.3	29.2%
Securities transactions	451.3	517.8	-12.8%
Investment fund transactions	209.0	239.8	-12.8%
Custodial fees	31.1	53.2	-41.5%
Brokerage	211.2	224.8	-6.0%
Insurance business	89.2	59.7	49.4%
Building society brokerage	42.5	38.2	11.3%
Foreign exchange transactions	37.2	37.2	0.0%
Investment banking business	16.7	27.8	-39.9%
Other	103.5	88.9	16.4%
Total	**1,971.1**	**1,857.9**	**6.1%**

Net commission income increased by 6.1%, from EUR 1,857.9 million to EUR 1,971.1 million in 2008. In particular, a significant rise was shown in payment transfers (+15.3% to EUR 855.2 million) – supported by the card business, which rose by 29.2% to EUR 196.7 million. Furthermore, lending business (+8.4% to EUR 375.5 million) and insurance business (+49% to EUR 89.2 million) contributed significantly to this positive result. As expected, the weaker stock markets and declining fund volumes led to a significant

decline of the securities business overall (-12.8% to EUR 451.3 million) – particularly in the Asset Management and fund business. Furthermore, the difficult market environment also resulted in a substantial decline of commission income in the investment banking business (-39.9% to 16.7 million).

Net trading result: -67.3%

Net trading result sharply declined by 67.3% from EUR 351.1 million in 2007 to EUR 114.7 million in 2008, mainly due to the continuously weak securities business (EUR -141.1 million in 2008 compared to EUR 102.1 million in 2007). This mainly includes valuation losses for securities in the trading book as a result of volatile markets.

General and administrative expenses: +9.9%

in EUR million	2008	2007	Change
Personnel expenses	2,313.8	2,189.3	5.7%
Other administrative expenses	1,313.1	1,070.5	22.7%
Subtotal	3,626.9	3,259.8	11.3%
Depreciation and amortisation	375.0	382.3	-1.9%
Total	**4,001.9**	**3,642.1**	**9.9%**

General and administrative expenses increased by a moderate 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. Adjusted for the currency movements, the rise was 8.9%. Around two percentage points of the increase are attributable to the expansion in the scope of consolidation since October 2007 (six additional savings banks joined the cross-guarantee system (Haftungsverbund)).

Personnel expenses rose by only 5.7% (currency-adjusted 5.5%) from EUR 2,189.3 million to EUR 2,313.8 million. This was due in part to the selective expansion of the branch network, as well as to legally required and market-related salary adjustments in several CEE countries. In contrast, the decline in performance-related salaries in the 4th quarter and lower restructuring costs in Romania had a positive effect on personnel expenses.

Headcount[2]

	Dec 08	Dec 07	Change
Employed by Erste Group	**52,648**	**52,442**	**0.4%**
Austria incl. Haftungsverbund savings banks	16,278	15,658	4.0%
Erste Group, EB Oesterreich and subsidiaries	8,545	8,452	1.1%
Haftungsverbund savings banks	7,733	7,206	7.3%
Central and Eastern Europe / International	**36,370**	**36,784**	**-1.1%**
Česká spořitelna Group	10,865	10,842	0.2%
Banca Comercială Română Group	9,985	12,224	-18.3%
Slovenská sporiteľňa Group	4,953	4,763	4.0%
Erste Bank Hungary Group	3,255	3,056	6.5%
Erste Bank Croatia Group	2,061	1,886	9.3%
Erste Bank Serbia	1,009	958	5.3%
Erste Bank Ukraine	2,120	1,130	87.6%
Other subsidiaries and foreign branch offices	2,122	1,925	10.2%

The headcount in Austria was primarily influenced by the consolidation of four additional savings banks in the cross-guarantee system (Haftungsverbund) in 2008 (+407 employees) and by the reorganisation of Erste Group.

In 2008, other administrative expenses increased by 22.7%, from EUR 1,070.5 million to EUR 1,313.1 million. Among other factors, this was due to costs relating to the conversion of the core banking system and the introduction of the euro in Slovakia, as well as the expansion of the branch network in Romania and Ukraine. There was an above-average rise in IT costs (+27.3% to EUR 311.0 million) as well as in expenses related to the reorganisation of Erste Group and the implementation of group projects.

Continuing the trend of the previous years, the depreciation of fixed assets also declined slightly in 2008 (-1.9% from EUR 382.3 million to EUR 375.0 million).

Restructuring and transformation costs at BCR where substantially lower (EUR 22.5 million) in 2008 compared to EUR 68.2 million in the previous year.

Operating result +19.3%

Operating income rose by 13.7% from EUR 6,154.8 million to EUR 6,998.9 million, while general administrative expenses went up by 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. As a result, operating result improved by 19.3% in 2008 from EUR 2,512.8 million to EUR 2,997.0 million. Erste Group CEO Andreas Treichl sees this as a solid proof for the strength of a retail banking business model with a strong franchise.

Risk provisions +135.6%

On balance, this line item increased considerably, by 135.6% from EUR 454.7 million to EUR 1,071.4 million due to the impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off. These additional risk provisions were made as a result of the conservative provisioning strategy against the background of deteriorating macroeconomic conditions and the associated anticipated rise in credit defaults. More than 50% of the increase came from the Austrian savings banks and the Group Large Corporate and

[2] End of period values.

Investment banking (GCIB) segment, both of which recorded very low risk costs in 2007. The risk costs relating to average customer advances in 2008 amounted to 88 basis points.

Other operating result

The other operating result worsened from EUR -169.3 million to EUR -778.8 million. In addition to the write-down of goodwill in the amount of EUR 566.8 million, this item includes linear amortisation of intangible assets (customer base) in the amount of EUR 76.9 million, as well as expenses for payments into deposit guarantee systems in Central and Eastern Europe.

Results from financial assets

The overall result from all categories of financial assets deteriorated significantly. Whereas in 2007 – in an already difficult market environment – a slightly positive total result of EUR 3.9 million was posted, the balance as of 31 December 2008 was distinctly negative at EUR -570.6 million. This was mainly due to revaluation requirements for structured products in the fair value portfolio (EUR 158.4 million) and impairments of bonds held in the AfS portfolio or HtM portfolio (particularly Icelandic banks[3] and the Lehman Brothers-related amount of EUR 20.7 million).

On 31 December 2008 the market value of the Erste Group ABS/CDO portfolio, including that of the savings banks, amounted to around EUR 2.0 billion, down from EUR 3.4 billion at the end of 2007. In the fourth quarter of 2008, the fair value portfolio saw a revaluation with an overall impact on the income statement to the effect of EUR -92.2 million (after tax and minorities EUR -73.8 million). For the full year 2008 the impact amounted to EUR 158.4 million (after tax and minorities EUR -126.7 million). In the available for sale portfolio, mark-to-market revaluations in the fourth quarter of 2008 resulted in a decline of EUR 381.0 million (full year 2008: EUR -548.6 million), booked against equity. As there was no deterioration in the performance of the underlying assets, there continues to be no need for any impairment for the overall portfolio.

Post-tax profits from discontinued operations[4]

This item comprises not only net profit from insurance business until its sale but also the gain on disposal from the sale of the insurance business and the applicable taxes.
The result from the insurance business was, at about EUR 8.0 million as of 31 December 2008, far below that of the same period in the previous year (EUR 35.0 million). This was mainly due to weaker results from financial investments in light of the difficult financial market situation. Net profit from the sale of the insurance business amounted to EUR 630.8 million after taxes and before minorities.

Pre-tax profit and net profit after minorities:

As a result of the write-down of goodwill and valuation losses, as well as impairments of financial assets, pre-tax profit in the continuing business operations declined by 69.6%, from EUR 1,892.6 million to EUR 576.2 million.

Net profit after minorities declined by 26.8% from EUR 1,174.7 million to EUR 859.6 million.

[3] Total provisions for the exposure to Icelandic banks are allocated as follows: Results from financial assets: EUR 221.5 million and Risk provisions: EUR 66.1 million

[4] As already mentioned, Erste Group sold its insurance business. According to IFRS 5, the net result from this business segment has to be shown in a separate line item

II. FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2008

in EUR million	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08
Net interest income	1,101.7	1,151.1	1,154.9	1,267.3	1,339.8
Risk provisions for loans and advances	-118.8	-163.1	-221.0	-218.2	-469.1
Net fee and commission income	503.7	491.9	510.3	486.8	482.1
Net trading result	59.1	82.3	102.1	0.5	-70.2
General administrative expenses	-932.2	-964.8	-1,036.8	-1,052.1	-948.2
Operating result	**732.3**	**760.5**	**730.5**	**702.5**	**803.5**
Other operating result	-36.0	-22.9	-61.9	-56.2	-637.8
Result from financial assets - FV	-9.5	-72.9	-7.0	-35.0	-180.7
Result from financial assets - AfS	6.1	-12.8	6.3	-5.1	-202.2
Result from financial assets - HtM	0.1	0.0	0.1	-2.0	-59.3
Pre-tax profit from continuing operations	**574.2**	**488.8**	**447.0**	**386.0**	**-745.6**
Post-tax profit from discontinued ops	3.0	4.8	5.3	600.1	29.5
Net profit after minorities	**336.8**	**315.6**	**321.0**	**826.4**	**-603.4**

In a very difficult credit environment, net interest income generated during the fourth quarter (EUR 1,339.8 million) again exceeded that of the previous quarter (EUR 1,267.3 million), representing an increase of 5.7%. In addition to the subsidiaries in Central and Eastern Europe, the Austrian business also contributed to growth of net interest income.

Despite the negative market environment, net commission income generated in the fourth quarter amounted to EUR 482.1 million, nearly matching that of the previous quarter (EUR 486.8 million).

Trading result generated in the fourth quarter (EUR -70.2 million) was significantly below that of the third quarter (EUR 0.5 million). This is primarily due to valuation losses in securities and derivatives business (EUR – 82.2 million).

In the fourth quarter, general administrative expenses declined by around 9.9% compared to the previous quarter (EUR 1,052.1 million), amounting to EUR 948.2. Particularly due to a reduction in the performance-related salaries, personnel expenses fell by 8.2% to EUR 551.8 million. Other administrative expenses declined by 14.2% to EUR 304.8 million while depreciation on fixed assets decreased by 3.8% to EUR 91.7 million in the fourth quarter.

Thus, in the fourth quarter of 2008, the operating result of EUR 803.4 million was significantly (14.4%) above the result of the third quarter of EUR 702.5 million.

The cost-income ratio improved from 60.0% in the third quarter to 54.1% reflecting tight cost management in Q4 2008.

Risk provisions for loans and advances increased significantly from EUR 218.2 million in the previous quarter to EUR 469.1 million, reflecting the deteriorating credit environment and conservative risk provisioning. In particular this is true for the savings banks in Austria, which also used the proceeds from the sale of the insurance business to bolster risk provisions and the GICB segment (including provisions for the exposure to Icelandic banks).

Other operating result (EUR -637.8) includes the write-down of goodwill for Romania, Serbia and Ukraine totalling EUR 566.8 million, but also the linear amortisation of customer relationships (EUR 18.9 million) as well as payments for deposit insurance in CEE (EUR 11.7 million).

The total result from all categories of results from financial assets deteriorated significantly to EUR 442.2 million in the fourth quarter 2008. As already mentioned this was mainly due to fair value revaluations in the structured portfolio (EUR 92.2 million) and impairments in the AfS and HtM portfolio – mainly to the exposure to Icelandic banks (EUR 221.5 million).

Net profit from discontinued operations amounted to EUR 29.5 million in the fourth quarter of 2008, significantly below that of the previous quarter (EUR 600.1 million), as the result after tax from the sale of the entire insurance division (EUR 601.8 million) was recorded during the third quarter. The result from the sale of the Romanian insurance company (EUR 29.0 million) was only completed in the fourth quarter of 2008.

The pre-tax loss from continued operations stated in the fourth quarter amounted to EUR 745.6 million. In addition to the write-down of goodwill (EUR 566.8 million), valuation losses and impairments of financial assets also played a role in this result.

The net loss after tax and minorities in the fourth quarter of 2008 amounted to EUR -603.4 million.

III. BALANCE SHEET DEVELOPMENT

in EUR million	Dec 08	Dec 07	Change
Loans and advances to credit institutions	14,344	14,937	-4.0%
Loans and advances to customers	126,185	113,956	10.7%
Risk provisions for loans and advances	-3,783	-3,296	14.8%
Trading and other financial assets	41,770	44,214	-5.5%
Other assets	22,925	30,708	-25.3%
Total assets	**201,441**	**200,519**	**0.5%**

Total assets of Erste Group increased by 0.5% from EUR 200.5 billion at the end of 2007 to EUR 201.4 billion at the end of December 2008.

Loans and advances to credit institutions fell by 4.0% from EUR 14.9 billion to EUR 14.3 billion.

Loans and advances to customers increased by 10.7% from EUR 114.0 billion to EUR 126.2 billion.

Due to new allocations as a result of credit growth and the difficult credit environment, the level of risk provisions increased from EUR 3.3 billion to EUR 3.8 billion. The ratio of non-performing loans (NPL) to total exposure increased to 2.9% in the fourth quarter (2.5% in Q3 2008).

Securities investments in the various categories of financial assets declined – not least due to the current market situation and principal repayments – by 8.8 % from EUR 37.5 billion at the end of 2007 to EUR 34.2 billion.

ERSTE

ERSTE GROUP

in EUR million	Dec 08	Dec 07	Change
Deposits by banks	34,672	35,165	-1.4%
Customer deposits	109,305	100,116	9.2%
Debt securities in issue	30,483	31,078	-1.9%
Other liabilities	9,839	17,168	-42.7%
Subordinated liabilities	6,047	5,589	8.2%
Total equity	11,095	11,403	-2.7%
Shareholder's equity	8,079	8,452	-4.4%
Minority interests	3,016	2,951	2.2%
Total liabilities and equity	**201,441**	**200,519**	**0.5%**

Customer deposits rose significantly by 9.2% from EUR 100.1 billion at the end of 2007 to EUR 109.3 billion. The loan to deposit ratio stood at 115.4% as of 31 December 2008 reflecting the strength of the Group's retail strategy and its ability to support loan growth with rising deposits.

The 1.9% decline in debt securities in issue from EUR 31.1 billion to EUR 30.5 billion resulted mainly from redemptions on certificates of deposit.

Total equity of Erste Group declined by 2.5% from EUR 11.4 billion to EUR 11.1 billion mainly driven by the negative impact of the AfS reserve and currency depreciation. The increase in the scope of consolidation by four additional savings banks had a corresponding increasing effect on minority interests.

Risk-weighted assets (RWA) rose from EUR 95.1 billion to EUR 103.7 billion in 2008, with the additional four savings banks making up around EUR 1.2 billion.

Total own funds of Erste Group according to the Austrian Banking Act amounted to EUR 11.7 billion (31 December 2007 EUR 11.1 billion) as of 31 December 2008. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 9.6 billion), was 122% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, tier 1 capital stood at EUR 7.4 billion (year-end 2007: EUR 6.7 billion).

The tier 1 ratio based on the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) equalled 7.2%. When adjusted for hybrid capital the tier 1 ratio results in a value of 6.0%; additionally adjusting for the regulatory capital requirements for market and operational risks the tier 1 ratio equalled 5.3%.

The solvency ratio in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) was 10.1% (year-end 2007: 10.5%) as of 31 December 2008 and thus considerably above the statutory minimum requirement of 8.0%.

IV. SEGMENT REPORTING[5]

Austria – excl. Haftungsverbund

This segment includes Erste Bank Oesterreich (particularly retail and commercial business) and allocated subsidiaries - which primarily include the savings banks in which Erste Bank Austria holds majority stakes (Salzburg, Tyrol, Hainburg) as well as S Bausparkasse.

In spite of the challenging market situation, the net interest income increased by 6.4% compared with the previous year, from EUR 580.5 million to EUR 617.4 million, largely due to a strong increase in customer deposits. Deposits increased by 10.6% to EUR 24.1 billion, loans to customers grew by 5.4% to EUR 23.2 billion. Net commission income declined by 11.5% from the previous year (EUR 330.4 million), to EUR 292.4 million. The decline in securities business, primarily due to the development of the financial markets in the fourth quarter of 2008, was only partially compensated by an incrase of insurance fees and payment transactions. Administrative expenses were almost flat, up 0.6% from EUR 649.9 to EUR 654.1 million thanks to consistent cost management. Net operating income grew from EUR 174.0 million to EUR 180.0 million (+3.5%), with an increase in the net trading result of 19.4% from EUR 14.1 million to EUR 16.8 million. Risk provisions were 8.5% below last year's levels (EUR -101.1 million), at EUR -92.5 million. The devaluations of financial assets, required as a result of the negative developments on the financial markets, resulted in a significant decline in other result (from EUR -15.8 million in 2007 to EUR -84.8 million) and led to a decline in net profit after minorities from EUR 118.7 million in the previous year to EUR 81.5 million. The cost/income ratio was 70.6%, with return on equity at 8.2%.

Savings Banks (Haftungsverbund)

As of the first quarter of 2008, six new savings banks joined the Haftungsverbund, affecting the comparability of results with the previous year. The 12.7% growth in net interest income, from EUR 864.4 million to EUR 974.1 million, is mainly due to the inclusion of the new savings banks. Net commission income reached EUR 381.9 million, exceeding last year's result by EUR 7.8 million again significantly affected by the contribution from the new savings banks, without which, fees would have declined by EUR 13.8 million. Administrative expenses increased from EUR 828.3 million in the previous year to EUR 919.6 million (+11.0%). Excluding the new savings banks, however, this rise would only have been 3.2%. Despite higher costs and a declining trading result (from EUR 23.6 million in the previous year to EUR 15.8 million), the operating result reached 452.2 million, 4.2% above that of the previous year (EUR 433.9 million). Risk provisions, which grew significantly to EUR 275.8 million, compared with EUR 96.2 million in the previous year, resulted, on the one hand, from provision taken in relation with a savings banks merger, and, on the other hand, reflect a conservative risk policy,.. Valuation requirements for securities outside of the trading portfolio, led to a significant decline in other result (by EUR 138.6 million, from EUR -17.3 million in the previous year to EUR -155.9 million, which ultimately resulted in a negative net profit after minorities of EUR -26.1 million. The cost/income ratio was at 67.0%.

Central and Eastern Europe:

The Central and Eastern Europe segment mainly includes the results from the retail and commercial business of Česká spořitelná, Slovenska sporiteľňa, Erste Bank Hungary, Banca Commercială Română and Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine. The contributions made by the divisionalised business units Group Markets and Group Corporate and Investment Banking are reported under the respective segments.

[5] From the 4th quarter of 2007, the so-called "unwinding effects" pursuant to IAS 39 (compounded interest effect from anticipated cash flows on loans and advances to customers) to the extent of around EUR 85.2 million – which do not affect the result, but do have effects on net interest income and risk provisions, are shown on an aggregated basis in the Corporate Center segment.

Czech Republic
Česká spořitelná increased its net interest income significantly, by 33.2% (currency-adjusted 21.0%), from EUR 820.1 million to EUR 1,092.7 million, due to volume increases in both liabilities and assets Net commission income improved due to the positive trend in card business and account fees, by 24.1% (currency-adjusted 12.7%) from EUR 342.2 million to EUR 424.9 million. The declining trading result (from EUR 18.4 million in 2007 to EUR 2.6 million) is due to the depreciation of the CZK towards year end and the lowering of the key interest rate. Rising administrative expenses in relation to business expansion resulted in an increase in administrative expenses of EUR 111.8 million (17.6%) from EUR 634.6 million to EUR 746.4 million (6.8% on a currency-adjusted basis). The operating result showed a very positive trend and at EUR 773.8 million was up 41.7% (currency-adjusted 28.6%) compared to the previous year (EUR 546.1 million),.Higher lending volumes together with the deterioration of market conditions resulted in a significant increase in risk provisions, which rose by EUR 46.5 million or 66.3% to EUR 116.6 million (currency-adjusted +51.1%). In accordance with the current market situation, the other result was characterised by negative valuation requirements, which resulted in a decline to EUR -217.2 million from EUR -15.2 million. This item includes the write-down of exposure to Icelandic banks as as to well as to Lehman Brothers. The cost/income ratio improved from 53.7% to 49.1%. Net profit after minorities was down 6% to EUR 349.8 million (currency-adjusted -14.7%) compared to EUR 372.2 million in 2007. Return on equity was 43.3%.

Romania
The operating result of BCR, which more than doubled compared with the previous year, reached EUR 547.7 million (2007: 270.8 million). The significant, 45.2% rise in net interest income (currency-adjusted 60.4%), from EUR 510.8 million to EUR 741.6 million, mainly resulted from a strong rise in customer loans at resilient margins since H2 2007 supported by the application of the Effective Interest Rate (EIR) guidelines which stipulate that interest-related commissions be transferred to interest income. The increase without EIR effect and currency-adjusted was 37.0%.The rise in payment and lending fees was offset by the reclassification in NII and resulted in a decline in fee income of EUR 12.6 million (5.1%) compared with 2007 to EUR 236.3 million (currency-adjusted + 4.9%). In addition to strict cost management, the 11.5% decline in administrative expenses (currency-adjusted 2.2%) from EUR 516.9 million in the previous year to EUR 457.6 million is also due to the successful integration of BCR (for instance headcount was reduced from 12,224 FTE to 9,985 FTE at the end of 2008), but also by lower restructuring costs of EUR 22.5 million in 2008. (2007: EUR -68 million). The cost/income ratio significantly improved on the previous year's value of 65.6%, to 45.5%.
The effects of the financial crisis, a conservative risk policy and the currency trend were reflected in the increase of risk provisions (from EUR 34.5 million in the previous year to EUR -121.2 million). This development was further impacted by positive one-off effects in 2007: cancellation of the reinsurance of consumer loans from June 2007; sales proceeds from receivables that had already been completely written off; and a higher release of risk provisions level from first time consolidation at Group together significantly aided the 2007 results. Sales proceeds from investments caused the rise in other result to EUR 13.2 million (previous year EUR -11.2 million). Net profit after minorities totalled EUR 240.1 million, compared to EUR 168.3 million in the previous year, which equates to an impressive rise of 42.7% (currency-adjusted 57.6%). Return on equity improved from 40.8% to 53.4%.

Slovakia
The EUR 43.4 million, or 14.9% improvement of net interest income in Slovenska sporiteľňa from EUR 291.4 million in the previous year to EUR 334.8 million (currency-adjusted + 6.4%) was due to the rise in lending volumes and customer deposits accompanied by almost stable margins. Rising credit and payment transaction volumes and a new pricing policy contributed to an increase in net commission income of 18% (currency-adjusted: 9.3%) from EUR 91.9 to EUR 108.4 million in 2008. The good performance of NII and fee income and the increase in trading result from EUR 13.8 million in the previous year to EUR 20.2 million lead to an operating result of EUR 216.3 million, exceeding that of the previous year (EUR 178.9 million) by 20.9% (currency-adjusted 11.9%). The 13.3% increase in administrative expenses from EUR 218.2 million in 2007 to EUR 247.2 million (currency-adjusted +4.9%) was mainly due to costs in relation to the Euro introduction and costs for a new core banking system.

The cost/income ratio further improved from 55.0% to 53.3%.The EUR 44 million rise in risk provisions to EUR 81.4 million (2007: EUR 37.4 million) reflects the changeover to the Basel II regime, as well as higher provisions for subsidiaries. Net profit after minorities was around 20.2% (currency-adjusted - 26.1%) below the previous year's value of EUR 103.6 million, at EUR 82.7 million. Return on equity was 27.5%.

Hungary

Erste Bank Hungary increased its net interest income by 19.8% from EUR 245.7 million in the previous year to EUR 294.3 million. This positive development was mainly supported by continued retail loan demand. The 7.4% increase in net commission income from EUR 121.6 million in the previous year to EUR 130.7 million, also contributed to the operating result, which improved by 18.6% from EUR 173.5 million in the previous year to EUR 205.7 million. The 8% increase in administrative expenses to EUR 223.8 million, following EUR 207.2 million in the previous year, resulted from personnel and salary increases and a higher office space requirement due to the expansion of business operations. The general market situation and higher lending volumes also caused a rise in risk provisions at Erste Bank Hungary, of 15.7% (from EUR 59.7 million in 2007 to EUR 69.1 million). The EUR 21.5 million increase in other result to EUR 10.8 million (2007: EUR -10.7 million) resulted primarily from income from sales of a participation. At EUR 109.5 million, net profit after minorities improved by 43.1% (2007: EUR 76.5 million). The cost/income ratio further improved from 54.4% in the previous year to 52.1%. Return on equity was 34.1%.

Croatia

Comparison with the previous year is only possible to a limited extent due to the inclusion of the results of Erste Card Club (ECC) (formerly Diners Club Adriatic d.d.) from the second quarter of 2007.

Erste Bank Croatia increased net profit after minorities by EUR 15.5 million or 30.4% (currency-adjusted: 28.5%) in comparison with 2007 to EUR 66.7 million. The notable 22.5% (currency-adjusted 20.8%) growth in net interest income to EUR 193.6 million, following EUR 158 million in the previous year, is driven by a positive development in customer business, both retail and corporate. The continuing positive trend in payment transactions at Erste Bank Croatia and in the ECC credit card business led to a EUR 11.6 million, or 17.5% (currency-adjusted 15.8%) rise in net commission income to EUR 77.6 million (previous year: EUR 66.0 million). The operating result improved by 26.7% to EUR 155.0 million, from EUR 122.4 million for the previous year. The 35% increase in risk provisions from EUR -18.3 million to EUR -24.7 million is entirely due to ECC, which was only included in the Group result for 9 months in 2007. The cost/income ratio further improved from 47.8% to 45.4% despite the 14.9% rise in administrative expenses to EUR 128.9 million, compared to EUR 112.2 million in the previous year due to a higher headcount and higher IT service and premises costs. Return on equity was 42.1%.

Serbia

Erste Bank Serbia increased its net interest income by EUR 17.3 million to EUR 33.5 million (following EUR 16.2 million in the previous year). This result was driven by a strong increase in customer business. Net commission income grew by 38.2% from EUR 5.4 million to EUR 7.4 million, supported by increased payment transactions. The improved trading result (EUR 4.1 million compared to EUR 1.5 million in the previous year) is based on higher income from foreign exchange transactions. Overall, operating result was virtually doubled, from EUR 23.1 million in the previous year to EUR 45.0 million. Despite the increase in administrative expenses from EUR 28.4 million to EUR 34.3 million, up 20.7%, due to expanded business operations. The operating result improved by EUR 16.1 million in comparison with 2007 to reach EUR 10.7 million. The rise in risk provisions from EUR 0.1 million to EUR -6.6 million reflects the trend in lending volume. Net profit after minorities increased by EUR 7.4 million, from EUR - 2.7 million to EUR 4.7 million. Return on equity was 10.5%.

Ukraine

After the acquisition of Bank Prestige by the Erste Group in January 2007, the focus of activities was on expanding the market position of the bank, now renamed Erste Bank Ukraine. The bank currently employs 2,120 employees and operates 135 branches.

Erste Bank Ukraine increased operating income during the past financial year by EUR 32.3 million from EUR 12.8 million to EUR 45.1 million. This was driven primarily by net interest income, which at EUR 33.0 million more than quadrupled compared with the EUR 8.0 million of the previous year. The increase in fee income (from EUR 1.0 million to EUR 2.6 million) and growth of EUR 5.8 million in the trading result to EUR 9.5 million (following EUR 3.7 million in the previous year), which were based on a significant rise in income from foreign exchange transactions and fixed-interest securities, contributed to this result. The expansion of the branch network (from 71 branches in December 2007 to 135 in December 2008) and the significant rise in the number of employees (from 1,130 in December 2007 to 2,120 in 2008) led to an increase in administrative expenses by EUR 30.9 million to EUR 56.2 million. Net loss after tax and minorities was at EUR -28.7 million.
Following the current economic developments in Ukraine further business expansion has been postponed. Consequently in 2009 headcount will be reduced by about 300 employees.

Group Corporate & Investment Banking (GCIB)

The Group Corporate & Investment Banking segment includes the large corporate business, with companies that are active Erste Group's markets and have sales of more than EUR 175 million. Erste Group's International Business (without treasury activities), the Real Estate Business with large corporates, the leasing subsidiary Immorent and Investment Banking (incl. Equity Capital Markets), are also allocated to this segment.
The increase in net interest income in the GCIB segment, which, at EUR 460.6 million was 23.5% above the previous year's value (EUR 373.0 million), resulted from the expansion of business operations in the Large Corporates, Real Estate Austria, International Business and at the leasing subsidiary Immorent. The EUR 20.9 million rise in net commission income (from EUR 140.4 million in the previous year to EUR 161.3 million) was driven by higher income in International Business. The operating result improved by 21.9% from EUR 370.8 in the previous year to EUR 451.8 million - despite the fact that administrative expenses rose by EUR 22.4 million, from EUR 150.4 million to EUR 172.8 million. Risk provisions, which reached EUR -177.4 million, (2007: EUR -27.5), include the write-down of the exposure to the defaulted Icelandic banks and provisions against the deteriorating economic situation. Moreover, 2007 also benefitted from the release of risk provisions. Other result was also impacted by market-related valuation requirements in the fair value portfolio and shows a decline of EUR 67.5 million to EUR -44.4 million. Net profit after minorities was 37.0% below the previous year's value of EUR 269.5 million, at EUR 169.8 million. The cost/income ratio improved from 28.9% to 27.7%. Return on equity was 11.7%.

Group Markets

The Group Markets segment comprises the divisionalised business units Group Treasury and Debt Capital Markets. Besides Erste Group AG's own Treasury activities, it also includes the Treasury units of the CEE subsidiaries, the foreign branches in Hong Kong and New York, as well as the Treasury activities of the investment banks, ES Polska, EB Investment Hungary and ES Zagreb.

The EUR 154.9 million increase in net interest income, from EUR 108.9 million to EUR 263.8 million is primarily due to the very good result from the Money Market division in Vienna and the New York and Hong Kong branches. The declining net commission income (from EUR 155.8 million to EUR 137.8 million) and the - as expected - significantly lower trading result (EUR 15.8 million following EUR 213.2 million in the previous year) due to valuation requirements for securities in the trading portfolio, resulted in an operating result which was 26.3% below the previous year's value, at EUR 221.2 million. The 10.4% rise in administrative expenses from EUR 177.6 million to EUR 196.1 million is based on higher personnel and IT costs, which are, in turn, related to the set-up of the divisional structure. Net profit after minorities showed a decline by EUR 76.0 million (-33.4%) to EUR 151.5 million. The cost/income ratio was at 47.0%, return on equity was at 79.8%.

Corporate Center

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, intra-group eliminations between the segments, linear depreciation of the customer base for BCR and DCA as well as one-off effects which cannot be assigned to a specific business segment without distorting comparability. The income from the VIG transaction (sale of the

insurance division to the Vienna Insurance Group) is reported in the 2008 result of this segment. The complete write-off of intangible assets from the Ukraine and Serbia business, as well as the partial write-off of goodwill in Romania, in the total amount of EUR 566.8 million before tax, are also assigned to this segment. Furthermore, the ALM of Erste Group Bank AG (holding) is also attributed to this segment. The results of the local ALM units continue to be allocated to the respective individual segments.

In the net interest income, the positive contribution from the unwinding effect in the amount of EUR 85.2 million was more than offset by the negative contribution from ALM due to averse market developments. Overall, the unwinding does not affect the result, as the positive effect in net interest income simultaneously results in risk provisions of the same amount. The development in commission income and administrative expenses was mainly due to intra-group elimination of banking support operations. The administrative expenses are particularly impacted by group projects and costs in relation to the setup of the holding structure. Other result includes the linear depreciation of BCR's customer base, as well as the customer base depreciation of the Erste Card Club, totalling EUR 75.7 million and valuation requirements for financial assets. The net profit from discontinued operations, in the amount of EUR 631.6 million, relates to the net income after tax from the sale of the insurance business to the Vienna Insurance Group.

V. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	**Dec 08**	**Dec 07**	**Change**	**2008**	**2007**	**Change**
CZK/EUR	26.88	26.63	-0.9%	25.16	27.71	9.2%
RON/EUR	4.02	3.61	-11.5%	3.69	3.34	-10.4%
SKK/EUR	30.13	33.58	10.3%	31.31	33.82	7.4%
HUF/EUR	266.70	253.73	-5.1%	251.25	251.40	0.1%
HRK/EUR	7.36	7.33	-0.3%	7.23	7.34	1.4%
RSD/EUR	89.73	80.05	-12.1%	81.88	79.81	-2.6%
UAH/EUR	10.85	7.42	-46.1%	7.86	6.91	-13.8%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir under"News".

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

in EUR million	2008	2007	Change
Net interest income	4,913.1	3,945.8	24.5%
Risk provisions for loans and advances	-1,071.4	-454.7	>100,0%
Net fee and commission income	1,971.1	1,857.9	6.1%
Net trading result	114.7	351.1	-67.3%
General administrative expenses	-4,001.9	-3,642.1	9.9%
Other operating result	-778.8	-169.3	na
Result from financial assets - FV	-295.6	-47.8	na
Result from financial assets - AfS	-213.8	51.0	na
Result from financial assets - HtM	-61.2	0.7	na
Pre-tax profit from continuing operations	576.2	1,892.6	-69.6%
Taxes on income	-177.3	-371.0	-52.2%
Net profit before minorities from continuing operations	398.9	1,521.5	-73.8%
Post-tax profit from discontinued ops	639.7	28.4	>100,0%
Net profit before minorities	1,038.6	1,550.0	-33.0%
Minority interests	-179.0	-375.3	-52.3%
Net profit after minorities	**859.6**	**1,174.7**	**-26.8%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Dec 08	Dec 07	Change
ASSETS			
Cash and balances with central banks	7,556	7,615	-0.8%
Loans and advances to credit institutions	14,344	14,937	-4.0%
Loans and advances to customers	126,185	113,956	10.7%
Risk provisions for loans and advances	-3,783	-3,296	14.8%
Trading assets	7,534	6,637	13.5%
Financial assets - at fair value through profit or loss	4,058	4,534	-10.5%
Financial assets - available for sale	16,033	16,200	-1.0%
Financial assets - held to maturity	14,145	16,843	-16.0%
Investments of insurance companies	0	8,054	na
Equity holdings in associates accounted for at equity	260	285	-8.8%
Intangible assets	4,805	5,962	-19.4%
Property and equipment	2,386	2,289	4.2%
Tax assets	859	446	92.6%
Assets held for sale and discontinued operations	526	0	na
Other assets	6,533	6,057	7.9%
Total assets	**201,441**	**200,519**	**0.5%**
LIABILITIES AND EQUITY			
Deposits by banks	34,672	35,165	-1.4%
Customer deposits	109,305	100,116	9.2%
Debt securities in issue	30,483	31,078	-1.9%
Trading liabilities	2,519	1,756	43.5%
Underwriting provisions	0	8,638	na
Other provisions	1,620	1,792	-9.6%
Tax liabilities	389	329	18.2%
Liabilities associated with assets held for sale and discontinued operations	343	0	na
Other liabilities	4,968	4,653	6.8%
Subordinated liabilities	6,047	5,589	8.2%
Total equity	11,095	11,403	-2.7%
Shareholder's equity	8,079	8,452	-4.4%
Minority interests	3,016	2,951	2.2%
Total liabilities and equity	**201,441**	**200,519**	**0.5%**

III. SEGMENT REPORTING ERSTE BANK GROUP

Overview*

in EUR million	Retail & SME 2008	Retail & SME 2007	GCIB 2008	GCIB 2007	Group Markets 2008	Group Markets 2007	Corporate Center 2008	Corporate Center 2007	Total group 2008	Total group 2007
Net interest income	4,315.1	3,495.2	460.6	373.0	263.8	108.9	-126.3	-31.3	4,913.1	3,945.8
Risk provisions	808.9	-358.4	177.4	-27.5	0.0	0.0	-85.2	-68.9	-1,071.4	-454.7
Net fee and commission income	1,662.1	1,581.5	161.3	140.4	137.8	155.8	9.9	-19.8	1,971.1	1,857.9
Net trading result	113.7	127.0	2.8	7.8	15.8	213.2	-17.6	3.2	114.7	351.1
General administrative expenses	-3,468.1	-3,221.0	172.8	-150.4	196.1	-177.6	164.9	-93.1	-4,001.9	-3,642.1
Other result	-469.6	-101.5	-44.4	23.1	-10.1	2.8	-825.1	-89.7	-1,349.3	-165.4
Pre-tax profit	1,344.4	1,522.8	230.0	366.4	211.1	303.0	-1,209.3	-299.6	576.2	1,892.7
Taxes on income	-264.4	-300.5	-51.6	-82.7	-45.9	-55.7	184.7	67.8	177.3	-371.0
Post-tax profit from discontinued ops	8.0	28.4	0.0	0.0	0.0	0.0	631.6	0.0	639.7	28.4
Minority interests	-207.8	-361.9	-8.6	-14.2	-13.7	-19.9	51.0	20.7	-179.0	-375.3
Net profit after minorities	**880.2**	**888.8**	**169.8**	**269.5**	**151.5**	**227.5**	**-341.9**	**-211.0**	**859.6**	**1,174.8**
Average risk-weighted assets	73,717.5	66,606.0	22,791.3	21,637.6	1,851.3	1,266.1	3,124.3	2,674.1	101,484.4	92,183.9
Average attributed equity	3,325.4	2,998.1	1,454.8	1,353.4	189.8	149.3	3,996.9	3,838.1	8,966.9	8,338.9
Cost/income ratio	**56.9%**	**61.9%**	**27.7%**	**28.9%**	**47.0%**	**37.2%**	**-123.1%**	**nm**	**57.2%**	**59.2%**
ROE based on net profit	**26.5%**	**29.6%**	**11.7%**	**19.9%**	**79.8%**	**152.3%**	**-8.6%**	**nm**	**9.6%**	**14.1%**

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 58.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

in EUR million	Savings Banks 2008	Savings Banks 2007	EB Oesterreich 2008	EB Oesterreich 2007	Austria 2008	Austria 2007
Net interest income	974.1	864.6	617.4	580.5	1,591.5	1,445.0
Risk provisions	-275.8	-96.2	-92.5	-101.1	-368.3	-197.3
Net fee and commission income	381.9	374.1	292.4	330.4	674.2	704.5
Net trading result	15.8	23.6	16.8	14.1	32.6	37.7
General administrative expenses	-919.6	-828.3	-654.1	-649.9	-1,573.6	-1,478.2
Other result	-155.9	-17.3	-84.8	-15.8	-240.7	-33.1
Pre-tax profit	20.5	320.4	95.2	158.2	115.7	478.7
Taxes on income	-5.4	-64.9	-20.0	-40.7	-25.4	-105.7
Post-tax profit from discontinued ops	0.0	0.0	4.9	9.4	4.9	9.4
Minority interests	-41.2	-235.4	1.4	-8.2	-39.8	-243.7
Net profit after minorities	**-26.1**	**20.0**	**81.5**	**118.7**	**55.4**	**138.8**
Average risk-weighted assets	24,608.5	22,993.6	14,316.3	12,917.0	38,924.9	35,910.6
Average attributed equity	218.7	229.0	981.1	889.0	1,199.9	1,118.1
Cost/income ratio	67.0%	65.6%	70.6%	70.3%	68.5%	67.6%
ROE based on net profit	**-12.0%**	**8.8%**	**8.3%**	**13.4%**	**4.6%**	**12.4%**

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

in EUR million	Czech Republic 2008	Czech Republic 2007	Romania 2008	Romania 2007	Slovakia 2008	Slovakia 2007	Hungary 2008	Hungary 2007	Croatia 2008	Croatia 2007	Serbia 2008	Serbia 2007	Ukraine 2008	Ukraine 2007
Net interest income	1,092.7	820.1	741.6	510.8	334.8	291.4	294.3	245.7	193.6	158.0	33.5	16.2	33.0	8.0
Risk provisions	-116.6	-70.1	-121.2	34.5	-81.4	-37.4	-69.1	-59.7	-24.7	-18.3	-6.6	0.1	-21.0	-10.3
Net fee and commission income	424.9	342.2	236.3	248.9	108.4	91.9	130.7	121.6	77.6	66.0	7.4	5.4	2.6	1.0
Net trading result	12.6	18.4	27.4	28.1	20.2	13.8	4.5	13.4	12.8	10.5	4.1	1.5	9.5	3.7
General administrative expenses	-746.4	-634.6	-457.6	-516.9	-247.2	-218.2	-223.8	-207.2	-128.9	-112.2	-34.3	-28.4	-56.2	-25.3
Other result	-217.2	-15.2	-13.2	-11.2	-34.5	-27.8	10.8	-10.7	-1.7	-5.3	-1.8	1.8	-1.3	-0.1
Pre-tax profit	439.9	460.9	439.8	294.2	100.4	113.6	47.4	103.1	128.7	98.8	5.9	-3.4	-33.4	-23.0
Taxes on income	-89.7	-92.5	-73.2	-48.7	-17.6	-10.0	-37.7	-26.3	-25.9	-21.7	-0.4	0.5	4.7	3.9
Post-tax profit from discontinued ops	9.7	14.4	-6.5	4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority interests	-10.1	-10.5	-120.0	-81.8	0.0	0.0	-0.2	-0.2	-36.1	-25.9	-1.6	0.2	0.0	0.0
Net profit after minorities	**349.8**	**372.3**	**240.1**	**168.3**	**82.7**	**103.6**	**109.5**	**76.5**	**66.7**	**51.2**	**4.7**	**-2.7**	**-28.7**	**-19.1**
Average risk-weighted assets	11,484.8	10,512.8	9,375.7	8,457.5	4,263.9	3,825.1	4,674.8	4,129.0	3,619.8	3,079.3	815.8	466.6	557.8	225.1
Average attributed equity	808.4	732.1	449.4	412.7	301.3	270.0	320.9	284.8	158.4	135.2	44.5	26.6	42.8	18.5
Cost/income ratio	49.1%	53.7%	45.5%	65.6%	53.3%	55.0%	52.1%	54.4%	45.4%	47.8%	76.2%	123.2 %	124.5%	198.5 %
ROE based on net profit	43.3%	50.8%	53.4%	40.8%	27.5%	38.4%	34.1%	26.9%	42.1%	37.8%	10.5%	-10.2%	-67.1%	103.1 %

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Headcount[2]

	[redacted]	Dec 07	Change
Employed by Erste Group	[redacted]	**52,442**	**0.4%**
Austria incl. Haftungsverbund savings banks	[redacted]	15,658	4.0%
Erste Group, EB Oesterreich and subsidiaries	[redacted]	8,452	1.1%
Haftungsverbund savings banks	[redacted]	7,206	7.3%
Central and Eastern Europe / International	[redacted]	**36,784**	-1.1%
Česká spořitelna Group	[redacted]	10,842	0.2%
Banca Comercială Română Group	[redacted]	12,224	-18.3%
Slovenská sporiteľňa Group	[redacted]	4,763	4.0%
Erste Bank Hungary Group	[redacted]	3,056	6.5%
Erste Bank Croatia Group	[redacted]	1,886	9.3%
Erste Bank Serbia	[redacted]	958	5.3%
Erste Bank Ukraine	[redacted]	1,130	87.6%
Other subsidiaries and foreign branch offices	[redacted]	1,925	10.2%

The headcount in Austria was primarily influenced by the consolidation of four additional savings banks in the cross-guarantee system (Haftungsverbund) in 2008 (+407 employees) and by the reorganisation of Erste Group.

In 2008, other administrative expenses increased by 22.7%, from EUR 1,070.5 million to EUR 1,313.1 million. Among other factors, this was due to costs relating to the conversion of the core banking system and the introduction of the euro in Slovakia, as well as the expansion of the branch network in Romania and Ukraine. There was an above-average rise in IT costs (+27.3% to EUR 311.0 million) as well as in expenses related to the reorganisation of Erste Group and the implementation of group projects.

Continuing the trend of the previous years, the depreciation of fixed assets also declined slightly in 2008 (-1.9% from EUR 382.3 million to EUR 375.0 million).

Restructuring and transformation costs at BCR where substantially lower (EUR 22.5 million) in 2008 compared to EUR 68.2 million in the previous year.

Operating result +19.3%

Operating income rose by 13.7% from EUR 6,154.8 million to EUR 6,998.9 million, while general administrative expenses went up by 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. As a result, operating result improved by 19.3% in 2008 from EUR 2,512.8 million to EUR 2,997.0 million. Erste Group CEO Andreas Treichl sees this as a solid proof for the strength of a retail banking business model with a strong franchise.

Risk provisions +135.6%

On balance, this line item increased considerably, by 135.6% from EUR 454.7 million to EUR 1,071.4 million due to the impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off. These additional risk provisions were made as a result of the conservative provisioning strategy against the background of deteriorating macroeconomic conditions and the associated anticipated rise in credit defaults. More than 50% of the increase came from the Austrian savings banks and the Group Large Corporate and

[2] End of period values.

Investment banking (GCIB) segment, both of which recorded very low risk costs in 2007. The risk costs relating to average customer advances in 2008 amounted to 88 basis points.

Other operating result

The other operating result worsened from EUR -169.3 million to EUR -778.8 million. In addition to the write-down of goodwill in the amount of EUR 566.8 million, this item includes linear amortisation of intangible assets (customer base) in the amount of EUR 76.9 million, as well as expenses for payments into deposit guarantee systems in Central and Eastern Europe.

Results from financial assets

The overall result from all categories of financial assets deteriorated significantly. Whereas in 2007 – in an already difficult market environment – a slightly positive total result of EUR 3.9 million was posted, the balance as of 31 December 2008 was distinctly negative at EUR -570.6 million. This was mainly due to revaluation requirements for structured products in the fair value portfolio (EUR 158.4 million) and impairments of bonds held in the AfS portfolio or HtM portfolio (particularly Icelandic banks[3] and the Lehman Brothers-related amount of EUR 20.7 million).

On 31 December 2008 the market value of the Erste Group ABS/CDO portfolio, including that of the savings banks, amounted to around EUR 2.0 billion, down from EUR 3.4 billion at the end of 2007. In the fourth quarter of 2008, the fair value portfolio saw a revaluation with an overall impact on the income statement to the effect of EUR -92.2 million (after tax and minorities EUR -73.8 million). For the full year 2008 the impact amounted to EUR 158.4 million (after tax and minorities EUR -126.7 million). In the available for sale portfolio, mark-to-market revaluations in the fourth quarter of 2008 resulted in a decline of EUR 381.0 million (full year 2008: EUR -548.6 million), booked against equity. As there was no deterioration in the performance of the underlying assets, there continues to be no need for any impairment for the overall portfolio.

Post-tax profits from discontinued operations[4]

This item comprises not only net profit from insurance business until its sale but also the gain on disposal from the sale of the insurance business and the applicable taxes.
The result from the insurance business was, at about EUR 8.0 million as of 31 December 2008, far below that of the same period in the previous year (EUR 35.0 million). This was mainly due to weaker results from financial investments in light of the difficult financial market situation. Net profit from the sale of the insurance business amounted to EUR 630.8 million after taxes and before minorities.

Pre-tax profit and net profit after minorities:

As a result of the write-down of goodwill and valuation losses, as well as impairments of financial assets, pre-tax profit in the continuing business operations declined by 69.6%, from EUR 1,892.6 million to EUR 576.2 million.

Net profit after minorities declined by 26.8% from EUR 1,174.7 million to EUR 859.6 million.

---

[3] Total provisions for the exposure to Icelandic banks are allocated as follows: Results from financial assets: EUR 221.5 million and Risk provisions: EUR 66.1 million

[4] As already mentioned, Erste Group sold its insurance business. According to IFRS 5, the net result from this business segment has to be shown in a separate line item

END